UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 001-34540

CUSIP NUMBER: 90478E 301

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR
For Period Ended: June 30, 2016
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please print or type. Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I — REGISTRANT INFORMATION

Unilife Corporation

Full Name of Registrant

Former Name if Applicable

250 Cross Farm Lane

Address of Principal Executive Office (Street and Number)

York, Pennsylvania 17406

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant announced on May 8, 2016 an investigation into violations of its policies and procedures and possible violations of law and regulation by the registrant’s former Chief Executive Officer, Alan Shortall, whose employment with the registrant ceased on March 11, 2016, and its former Chairman, Jim Bosnjak, who resigned from the registrant’s Board of Directors on August 24, 2015 (the “Investigation”). On July 28, 2016, the registrant announced in its Current Report on Form 8-K (the “July 28 8-K”) that the Investigation was substantially complete and summarized the results of the Investigation as of such date including, without limitation, that the Investigation had not identified any material financial loss to the registrant.

The Investigation is ongoing and has not identified any additional financial loss to the Company other than was already identified in the July 28 8-K. As a result, the registrant was unable to file with the U.S. Securities and Exchange Commission (the “SEC”) the registrant’s Annual Report on Form 10-K for the period ended June 30, 2016 (the “Form 10-K”) by the prescribed filing deadline, which delay could not be eliminated by the registrant without unreasonable effort and expense.

While the registrant continues to work expeditiously to file the Form 10-K as soon as practicable, the registrant does not anticipate filing the Form 10-K within the fifteen calendar day period set forth in Rule 12b-25(b) under the Securities Exchange Act of 1934, as amended. The registrant expects to file the Form 10-K prior to November 7, 2016, which date represents the last day of the extension period granted to the registrant by the Listing Qualifications department of The Nasdaq Stock Market (“NASDAQ”) in order to regain compliance with NASDAQ’s continued listing requirements. The registrant is required to file audited financial statements with the Australian Securities Exchange (“ASX”) no later than September 30, 2016. In the event the registrant would fail to meet such requirement, trading in the registrant’s CHESS Depositary Interests (“CDIs”) on the ASX would likely be suspended immediately prior to opening of trading on ASX on October 3, 2016 in Australia and as a result, trading of the registrant’s common stock on NASDAQ would be halted, in each case until the registrant files its audited financial statements with ASX.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	David C. Hastings	717	384-3400

	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).    ☐  Yes    ☒  No

Quarterly Report on Form 10-Q for the quarter ended March 31, 2016.

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    ☒  Yes    ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The registrant has been evaluating the prospects of its non-wearable injector customer and supplier programs. As a result of negotiations related to those supplier and customer programs and the registrant’s evaluation of those programs and potential disposition of certain assets, the registrant’s board of directors concluded on September 1, 2016 that the registrant will have a material charge for impairment to certain of its long lived-assets. The registrant is also evaluating goodwill for impairment. Such impairment charges would be non-cash in nature. The registrant also expects to incur charges that could impact cash related to certain supplier contract terminations, which may be material. The foregoing information was disclosed in the registrant’s Current Report on Form 8-K filed with the SEC on September 8, 2016.

The registrant expects these charges to result in a significant change in its results of operations for the fiscal year ended June 30, 2016 as compared to its results of operations for the fiscal year ended June 30, 2015. Because of the ongoing nature of the negotiations referred to above, at this time, the registrant continues to be unable in good faith to make a reasonable estimate of the amount of the impairment charges referred to above. In addition to these impairment charges, as of the date hereof, the registrant continues to evaluate deferred revenue and other elements of operating results, the completion of which evaluation could also significantly affect operating results. Please note that the per share amounts in the results of operations for the fiscal year ended June 30, 2015 will be adjusted in future filings with the SEC to reflect the reverse split of registrant’s common stock effected on May 13, 2016, pursuant to which every ten (10) shares of common stock outstanding before the reverse split were converted into one (1) share of common stock after the reverse split.

Forward-Looking Statements

This report contains forward-looking statements. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future are forward-looking statements. These forward-looking statements are based on management’s beliefs and assumptions and on information currently available to our management. Our management believes that these forward-looking statements are reasonable as and when made. However, you should not place undue reliance on any such forward-looking statements because such statements speak only as of the date when made. We do not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. In addition, forward-looking statements are subject to certain risks and uncertainties that could cause actual results, events and developments to differ materially from our historical experience and our present expectations or projections. These risks and uncertainties include, but are not limited to, those described in “Item 1A. Risk Factors” and elsewhere in our Annual Report on Form 10-K, those described in the “Risk Factors” set forth in our prospectus supplement, dated as of and filed with the SEC on February 22, 2016, those described from time to time in other reports which we file with the SEC, and other risks and uncertainties including, without limitation: the impact of the delay in the registrant’s completion of its financial statements and the filing of the Form 10-K; negative reactions from the registrant’s creditors, stockholders, strategic partners or customers to the findings of the Investigation and/or the audited financial information of the registrant for the fiscal year ended June 30, 2016 ultimately filed with the SEC in the Form 10-K or in other disclosures of the registrant; that the results of operations for the fiscal year ended June 30, 2016 differ from the registrant’s expectations, including as a result of its evaluation of deferred revenue and other elements of operating results; the registrant’s ability to comply with or obtain waivers under the registrant’s debt instruments; the impact (including costs) and result of any litigation or regulatory inquiries or investigations related to the findings of the Investigation; that the registrant will be unable to file audited financial statements with the ASX by September 30, 2016 and that trading of the registrant’s CDIs will be suspended from trading on the ASX and halted from trading on NASDAQ; that the registrant will be unable to file the Form 10-K with the SEC by November 7, 2016 or otherwise regain compliance with the NASDAQ listing requirements and that its common stock will be delisted from trading on NASDAQ; the Company’s inability to complete negotiations related to the supplier and customer programs; expenses incurred in cash in connection with the matters described in this report and the impact of such cash expenses on the Company and its prospects; the amount and impact of the charge for the impairment to the Company’s long-lived assets referenced in this report and the potential impairment charge to goodwill; and the financial impact to the registrant as a result of the foregoing.

UNILIFE CORPORATION

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 14, 2016	By:	/s/ David C. Hastings
		Name:	David C. Hastings
		Title:	Chief Financial Officer, Chief Accounting Officer and Treasurer